--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                                -----------------


[ ]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                                       OR

[X]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from October 18, 1996 to December 31, 1996
                                     ----------------    -----------------

                         Commission file number: 1-12744
                                                 -------


                         MARTIN MARIETTA MATERIALS, INC.
                SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)



                         MARTIN MARIETTA MATERIALS, INC.
                                2710 WYCLIFF ROAD
                          RALEIGH, NORTH CAROLINA 27607
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)




--------------------------------------------------------------------------------

                          Audited Financial Statements

                         Martin Marietta Materials, Inc.
                           Savings and Investment Plan
                              for Hourly Employees

                         Martin Marietta Materials, Inc.
                           Defined Contribution Plans
                                  Master Trust

                For the Period from October 18, 1996 (inception)
                           through December 31, 1996
                      with Report of Independent Auditors

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                          Audited Financial Statements

   For the Period from October 18, 1996 (inception) through December 31, 1996




                                    CONTENTS

Report of Independent Auditors........................................................1

Audited Financial Statements for the Plan

Statement of Assets Available for Benefits, with Fund Information.....................2
Statement of Changes in Net Assets Available for Benefits, with Fund Information......3
Notes to Financial Statements.........................................................4


Audited Financial Statements for the Master Trust

Statement of Assets Available for Benefits, with Fund Information.....................8
Statement of Changes in Net Assets Available for Benefits, with Fund Information......9
Notes to Financial Statements........................................................10

Supplemental Schedules

Schedule of Assets Held for Investment Purposes......................................13
Schedule of Reportable Transactions..................................................14

                         Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the "Plan") and the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") as of December 31, 1996, and the related statements of changes in net assets available for benefits for the period from October 18, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan and the Master Trust at December 31, 1996, and the changes in the financial status of the Plan and the Master Trust for the period from October 18, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        ERNST & YOUNG LLP


June 9, 1997
Raleigh, North Carolina

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996




                                                                                            LOCKHEED
                                   YIELD-ENHANCED       S&P          MARTIN MARIETTA         MARTIN
                                     SHORT-TERM      500 INDEX       MATERIALS COMMON     COMMON STOCK
                                  INVESTMENT FUND       FUND            STOCK FUND            FUND         TOTAL
                                  -------------------------------------------------------------------------------------

ASSETS
Interest in  Master Trust            $4,009,919      $1,318,468         $129,416          $2,864,857    $8,322,660
                                  =====================================================================================

Net assets available for benefits    $4,009,919      $1,318,468         $129,416          $2,864,857    $8,322,660
                                  =====================================================================================



See accompanying notes.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                For the Period from October 18, 1996 (inception)
                            through December 31, 1996



                                                                                        LOCKHEED
                                   YIELD-ENHANCED         S&P       MARTIN MARIETTA      MARTIN
                                     SHORT-TERM        500 INDEX   MATERIALS COMMON    COMMON STOCK
                                  INVESTMENT FUND         FUND        STOCK FUND           FUND            TOTAL
                                  -------------------------------------------------------------------------------------

Net assets available for
    benefits at beginning of
    period                           $      --         $     --        $    --         $      --         $     --

Additions to net assets:
   Contributions:
     Employees                           276,270           83,664          2,068              --            362,002

Interest in net investment
   gain (loss) of Master Trust            34,540           65,480         (1,884)           72,370          170,506
                                  -------------------------------------------------------------------------------------
Total additions                          310,810          149,144            184            72,370          532,508

Deductions from net assets:
   Distributions and
   withdrawals                            61,961           19,503          1,246            44,752          127,462
   Administrative expenses                 1,231              394             60               694            2,379
                                  -------------------------------------------------------------------------------------
Total deductions                          63,192           19,897          1,306            45,446          129,841

Net transfers from other plans         3,767,369        1,185,340        110,814         2,856,470        7,919,993

Net transfers between funds               (5,068)           3,881         19,724           (18,537)            --
                                  -------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year           $ 4,009,919       $1,318,468      $ 129,416       $ 2,864,857       $8,322,660
                                  =====================================================================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 1996


1. ACCOUNTING POLICIES

The financial statements of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") along with tax assets of the Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees. The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Unrealized appreciation or depreciation in the aggregate and the gain or loss on disposition of investments during the year are determined using the average cost of investments. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses, a portion of which are paid by Martin Marietta Materials, Inc. (the "Corporation"), are otherwise paid from the Master Trust and allocated to each of the participating plans.

Prior to October 1996, the Plan was not part of the Master Trust. Rather, the Plan's assets were invested in a master trust arrangement established for various plans affiliated with Lockheed Martin Corporation, the former parent of the Corporation. During October 1996, the Plan's assets were transferred directly from the master trust arrangement affiliated with Lockheed Martin Corporation into the Master Trust established for the plans sponsored by the Corporation and for certain other employees of members of the Corporation's controlled group of companies, as defined by Section 1563(a)(1) of the Internal Revenue Code ("IRC Section 1563(a)(1)").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN

In October 1996, Lockheed Martin Corporation disposed of its remaining ownership interest of the Corporation's common stock by means of a split-off, an exchange offer whereby Lockheed Martin Corporation's shareholders were given the opportunity to exchange some or all of their common stock of Lockheed Martin Corporation for shares of the Corporation's common stock. The Corporation subsequently registered its common stock for use in connection with the Plan.

In connection with the divestiture of Lockheed Martin Corporation's ownership interest in the Corporation, the Plan was established effective October 18, 1996, as a defined contribution plan providing hourly paid employees of the Corporation an opportunity to participate in an individual savings and investment program providing tax savings and retirement incentives. Martin Marietta Materials, Inc, is the Plan's sponsor, and also serves as the Plan administrator. Prior to October 1996, eligible employees participated in the Lockheed Martin Corporation Savings and Investment Plan for Hourly Employees, which was sponsored by Lockheed Martin Corporation. Employees of the Corporation and certain other employees of members of the Lockheed Martin Corporation controlled group of companies, as defined by IRC Section 1563(a)(1), were eligible to participate in the Plan.

Generally, the terms of - as well as the procedures for administering - the new Plan did not change. However, certain investment option funds available under the former plan were replaced with similar funds of the same type of risk and level of return. The risk and return investment objectives for the new funds in the Plan are similar to the investment objectives that existed in the former plan. Additionally, the underlying investment option available in the employer's company common stock fund was changed from Lockheed Martin Corporation common stock to that of Martin Marietta Materials, Inc. Following the consummation date of the split-off, Plan participants are no longer able to make any participant-directed contributions into the Lockheed Martin Common Stock Fund nor add to an existing balance in a Lockheed Martin Common Stock Fund by purchasing additional shares of the underlying common stock. For the period through October 1998, Plan participants may transfer out any balance in the Lockheed Martin Common Stock Fund and any such balance is available for withdrawals, as permitted under the Plan. At the end of this period, participation in the Lockheed Martin Common Stock Fund will be terminated and any participants' remaining balances will be liquidated and reinvested automatically in the Yield-Enhanced Short-Term Investment Fund. No other significant plan changes were made as a result of the split-off transaction.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

All hourly employees of the Corporation meeting eligibility requirements may participate with the exception of certain hourly employees of the former Dravo Basic Materials' employees. These employees participate in the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees. Other hourly employees of the Corporation may be extended Plan coverage through labor negotiations or at the discretion of the Corporation.

A covered employee is eligible to enroll in the Plan after 12 months of service. Employee participation requires employee before-tax contributions of 1% to 10% of earnings. Participants are fully vested in their contributions at all times. Participant- directed contributions may be invested in three of the ten investment funds available in the Master Trust, except for the restrictions in connection with the Lockheed Martin Common Stock Fund, as discussed above.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax contributions in 5% increments, both up to two times per year. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options, excluding the Lockheed Martin Common Stock Fund, also up to twice a year. The plans provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined and in accordance with current specific regulations under the Internal Revenue Code ("IRC"). Upon separation from the Corporation, participants may elect to receive the full current value of their contributions.

During 1996, the Plan received $7,919,993 from the Lockheed Martin Corporation Savings and Investment Plan for Hourly Employees. This amount represents the transfer of account balances of eligible participants pursuant to the establishment of the Plan.

State Street Bank and Trust Company is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)



3. INCOME TAX STATUS

The Plan is in the process of applying for a determination letter from the Internal Revenue Service. Management believes that the Plan meets the qualification requirements under the IRC Section 401(a) for tax-exempt status. Therefore, no provision has been made in the financial statements for federal income taxes.


4.     MASTER TRUST

The Plan's interest in the Master Trust's net assets as of December 31, 1996, was 10.45%. The Plan's interest in the Master Trust did not fluctuate significantly throughout the period from October 18, 1996 (inception) through December 31, 1996. The following audited financial statements of the Master Trust contain additional information concerning the Plan's interest in the Master Trust.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1996
                                 (In Thousands)

                                                                           MARTIN
                                                                          MARIETTA    LOCKHEED
                                               YIELD-ENHANCED     S&P     MATERIALS     MARTIN        HARBOR
                                                 SHORT-TERM       500      COMMON      COMMON        CAPITAL
                                                 INVESTMENT      INDEX      STOCK       STOCK      APPRECIATION   INTERMEDIATE
                                                   FUND           FUND      FUND        FUND           FUND         BOND FUND
                                               -------------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                       $25,520       $    --    $   52     $ 1,282         $   --         $   --
  Governmental bonds                                   --            --        --          --             --            349
  Corporate bonds                                      --            --        --          --             --            669
  Common stocks                                        --        17,972     2,056      22,273          1,470             --
                                               -------------------------------------------------------------------------------
Total investments at quoted fair value             25,520        17,972     2,108      23,555          1,470          1,018

Investments at estimated fair value:
  Participant loans                                    --            --        --          --             --             --
                                               -------------------------------------------------------------------------------
Total investments at estimated fair value              --            --        --          --             --             --

Other assets:
  Contributions receivable:
   Employees                                          229           101         6          --              7              7
   Martin Marietta Materials, Inc.                     73            15         1          --              2              1
  Dividends and interest receivable                   117            --        --           6             --             --
  Receivable for investments sold                      --            --        35          --             --             --
  Other                                                --            --        --          --             --             --
                                               -------------------------------------------------------------------------------
Total other assets                                    419           116        42           6              9              8
                                               -------------------------------------------------------------------------------
Total assets                                       25,939        18,088     2,150      23,561          1,479          1,026

LIABILITIES
Administrative expenses payable                         8             6         1           6              1              1
Amounts payable for investments purchased             117            --        --          --             --             --
Other                                                  --            --        --          --             --             --
                                               -------------------------------------------------------------------------------
Total liabilities                                     125             6         1           6              1             --
                                               -------------------------------------------------------------------------------
Net assets available for benefits                 $25,814       $18,082    $2,149     $23,555         $1,478         $1,025
                                               ===============================================================================




                                             INVESTMENT                  DAILY                  VANGUARD
                                             COMPANY OF    AMERICAN      BOND      VANGUARD   INTERNATIONAL
                                               AMERICA     BALANCED     MARKET     WINDSOR       GROWTH          LOAN
                                                 FUND        FUND        FUND       FUND         FUND            FUND        TOTAL
                                             ---------------------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                    $   --       $ 65        $ --       $   --       $   --         $   --       $26,919
  Governmental bonds                               --        120         320           --           --             --           789
  Corporate bonds                                  --         71         321           --           --             --         1,061
  Common stocks                                 1,192        288          --        2,616        1,241             --        49,108
                                             ---------------------------------------------------------------------------------------
Total investments at quoted fair value          1,192        544         641        2,616        1,241             --        77,877

Investments at estimated fair value:
  Participant loans                                --         --          --           --           --          1,241         1,241
                                             ---------------------------------------------------------------------------------------
Total investments at estimated fair value          --         --          --           --           --          1,241         1,241

Other assets:
  Contributions receivable:
   Employees                                        7          3           4           19            6             --           389
   Martin Marietta Materials, Inc.                  1          1           1            5            3             --           103
  Dividends and interest receivable                --         --          --           --           --             --           123
  Receivable for investments sold                  --         --          --           --           --             --            35
  Other                                            --         --          --           --           --             --            --
                                             ---------------------------------------------------------------------------------------
Total other assets                                  8          4           5           24            9             --           650
                                             ---------------------------------------------------------------------------------------
Total assets                                    1,200        548         646        2,640        1,250          1,241        79,768

LIABILITIES
Administrative expenses payable                     1          1           1            1            1             --            28
Amounts payable for investments purchased          --         --          --           --           --             --           117
Other                                              --         --          --           --           --             --            --
                                             ---------------------------------------------------------------------------------------
Total liabilities                                   1          1           1            1            1             --           145
                                             ---------------------------------------------------------------------------------------
Net assets available for benefits              $1,199       $547        $645       $2,639       $1,249         $1,241       $79,623
                                             =======================================================================================

See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
Statement of Changes in Net Assets Available for Benefits, with Fund Information
   For the Period from October 18, 1996 (inception) through December 31, 1996
                                 (In Thousands)



                                                                         MARTIN
                                                                        MARIETTA       LOCKHEED
                                       YIELD-ENHANCED       S&P         MATERIALS       MARTIN        HARBOR
                                         SHORT-TERM         500          COMMON         COMMON        CAPITAL
                                         INVESTMENT        INDEX          STOCK          STOCK      APPRECIATION   INTERMEDIATE
                                           FUND             FUND          FUND           FUND           FUND         BOND FUND
                                         -------------------------------------------------------------------------------------------

Net assets available for benefits
  at beginning of period:                $   --          $   --          $  --          $   --          $  --          $ --
   Additions to net assets:
     Contributions:
      Employees                               746             326             18            --               26            19
      Employer                                233              47              4            --                6             3
      Rollover contributions                 --              --                1            --                2          --
                                         -------------------------------------------------------------------------------------------
Total contributions                           979             373             23            --               34            22

Investment income:
  Dividends and interest                      230            --               11             108             45          --
  Net realized and unrealized gain           --               961            (44)            485             (3)            6
    (loss)
                                         -------------------------------------------------------------------------------------------
Total investment income                       230             961            (33)            593             42             6
                                         -------------------------------------------------------------------------------------------
Total additions                             1,209           1,334            (10)            593             76            28

Deductions from net assets:
  Distributions and withdrawals               693             286             20             411           --            --
  Administrative expenses                       8               6              1               6              1             1
                                         -------------------------------------------------------------------------------------------
Total deductions                              701             292             21             417              1             1
Net transfers from other plans             25,442          17,511          2,009          23,694            939           928
Net transfers between funds                  (136)           (471)           171            (315)           464            70
                                         -------------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                         $ 25,814        $ 18,082        $ 2,149        $ 23,555        $ 1,478        $1,025
                                         ===========================================================================================




                                          INVESTMENT               DAILY                   VANGUARD
                                         COMPANY OF   AMERICAN     BOND       VANGUARD   INTERNATIONAL
                                           AMERICA    BALANCED    MARKET      WINDSOR       GROWTH         LOAN
                                             FUND       FUND       FUND        FUND          FUND          FUND         TOTAL
                                         -------------------------------------------------------------------------------------------

Net assets available for benefits
  at beginning of period:                $ --         $--          $--        $  --          $ --         $ --         $  --
   Additions to net assets:
     Contributions:
      Employees                              22          11          13            58            20         --           1,259
      Employer                                6           2           3            15             5         --             324
      Rollover contributions               --          --           --           --               2         --               5
                                         -------------------------------------------------------------------------------------------
Total contributions                          28          13          16            73            27         --           1,588

Investment income:
  Dividends and interest                     52          31         --            225            51            8           761
  Net realized and unrealized gain         --           (16)          5           (60)           14         --           1,348
    (loss)
                                         -------------------------------------------------------------------------------------------
Total investment income                      52          15           5           165            65            8         2,109
                                         -------------------------------------------------------------------------------------------
Total additions                              80          28          21           238            92            8         3,697

Deductions from net assets:
  Distributions and withdrawals            --          --             1             1          --             24         1,436
  Administrative expenses                     1           1           1             1             1         --              28
                                         -------------------------------------------------------------------------------------------
Total deductions                              1           1           2             2             1           24         1,464
Net transfers from other plans              966         476         608         2,461         1,102        1,254        77,390
Net transfers between funds                 154          44          18           (58)           56            3          --
                                         -------------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                         $1,199       $ 547        $645       $ 2,639        $1,249       $1,241       $79,623
                                         ===========================================================================================

See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                          Notes to Financial Statements

                                December 31, 1996


1. ACCOUNTING POLICIES

The Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") was created on October 18, 1996, to hold the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan, the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees and the Martin Marietta Money Accumulation Plan for Hourly Employees (collectively, the "Plans") on a commingled basis. All plans are defined contribution plans of Martin Marietta Materials, Inc. (the "Corporation"). State Street Bank and Trust Company ("State Street") is the trustee and recordkeeper for the Master Trust. Each plan owns the following share of the entire Master Trust.


                                                                                         INTEREST IN
                                                                                       MASTER TRUST AS
                                                                        PLAN           OF DECEMBER 31,
Name of Plan                                                           NUMBER               1996
                                                                 -------------------------------------------

Martin Marietta Materials, Inc. Performance Sharing Plan
EIN #56-1848578                                                         005                  87.21%

Martin Marietta Materials, Inc. Savings and Investment Plan for
   Hourly Employees
EIN #56-1848578                                                         006                  10.45%

Martin Marietta Money Accumulation Plan for Hourly Employees
EIN #56-1848578                                                         007                   2.34%
                                                                                    ------------------------
                                                                                            100.00%
                                                                                    ========================

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF TRUST

Plan assets held by the Master Trust are invested in eleven funds. The Yield-Enhanced Short-Term Investment Fund, which is managed by the trustee, is invested in high-quality money market instruments, corporate equity and debt instruments and U.S. Government secured notes and bonds. The S&P 500 Index Fund, which is managed by the trustee, invests in the same individual common stocks in identical proportions to the S&P 500 index. The Martin Marietta Materials Common Stock Fund is composed of the Corporation's common stock. The Lockheed Martin Common Stock Fund is composed of the common stock of Lockheed Martin Corporation. The Harbor Capital Appreciation Fund is designed to seek long-term growth of capital by investing in stocks of domestic and foreign companies with high equity capitalization with above average prospects for growth. The Intermediate Bond Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate and asset backed bonds. The Investment Company of America Fund is designed to achieve long-term growth of capital and income by investing in stocks of well-established "blue-chip" companies of both the U.S. and abroad, as well as, in U.S. Government securities. The American Balanced Fund is designed to seek conservation of capital, current income and long-term growth of capital by investing in a blend of stocks, bonds and other fixed income securities. The Daily Bond Market Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate, mortgage backed and asset backed securities. The Vanguard Windsor Fund is a capital growth and income fund that will invest primarily in a diversified portfolio of U.S. common stocks thought to be undervalued. The Vanguard International Growth Fund is designed to achieve long-term growth of capital by investing in equity securities of non-U.S. Companies.

The Martin Marietta Materials, Inc. Performance Sharing Plan has a loan program whereby eligible participants may borrow up to the lesser of 50% of their total account balance less the highest outstanding loan balance from the past twelve months, or $50,000 with a minimum loan of $500. Loans are repaid monthly over a term of up to 4 1/2 years for personal loans and up to 15 years for a residential loan at an interest rate of one percent over the prime rate reported by at least 75% of the nation's 30 largest banks as reported in The Wall Street Journal on the first business day of the month before loan application. All loans are due in full immediately upon termination of employment. Approximately $1,241,000 was loaned to participants at December 31, 1996. Participant loan activity and the net outstanding loan balances are reflected in the Loan Fund in the accompanying financial statements.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF TRUST (CONTINUED)

Fair values of the underlying securities in the Yield-Enhanced Short-Term Investment Fund, the S&P 500 Index Fund, the Intermediate Bond Fund, and the Daily Bond Market Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the Trustee for securities for which there is not an established market. The fair value of Martin Marietta Materials common stock and Lockheed Martin Corporation common stock is determined by the closing price per share on the last business day of the year as reported for New York Stock Exchange Composite Transactions. Fair values of the Harbor Capital Appreciation Fund, the Investment Company of America Fund, the American Balanced Fund, the Vanguard Windsor Fund, and the Vanguard International Growth Fund are determined by the closing prices on the last business day of the year.

Administrative expenses, a portion of which are paid by the Corporation, are otherwise paid from the Trust and allocated to the Plans on a pro rata basis.

3. INVESTMENTS

The fair values of individual investments that represent 5% or more of the Master Trust's net assets at December 31, 1996, are as follows:

                                                               (In Thousands)
         Yield-Enhanced Short-Term Investment Fund                 $25,520
         S&P 500 Index Fund                                        $17,972
         Lockheed Martin Common Stock Fund                         $23,555

4. INCOME TAXES

The Master Trust has not received a tax ruling from the Internal Revenue Service. It is management's opinion that the Master Trust Arrangement is qualified under Section 401(a) of the Internal Revenue Code.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

            Line 27a-Schedule of Assets Held for Investment Purposes

                                December 31, 1996



                                                            DESCRIPTION OF
                                                        INVESTMENT, INCLUDING
                                                         MATURITY DATE, RATE
                                                         OF INTEREST, PAR OR
IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY        MATURITY VALUE              COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------

SSGA Yield-Enhanced Short-Term Investment Fund           25,520,648 units            $25,520,648        $25,520,648
SSGA Intermediate Bond Fund                                  99,380 units              1,012,343          1,018,548
SSGA Daily Bond Market Fund                                  46,733 units                635,812            640,798
American Balanced Fund                                       37,368 units                559,275            543,705
SSGA S&P 500 Index Fund                                     150,487 units             17,055,710         17,971,183
Vanguard Windsor Fund                                       157,689 units              2,684,764          2,616,062
Investment Company of America Fund                           49,175 units              1,193,357          1,191,516
Harbor Capital Appreciation Fund                             55,817 units              1,474,326          1,469,673
Vanguard International Growth Portfolio                      75,427 units              1,231,130          1,241,532
Lockheed Martin Common Stock Fund                           243,424 shares            21,816,876         22,273,296
Martin Marietta Materials Common Stock Fund                  88,462 shares             2,098,128          2,056,742
Participant Loans                                       interest rates ranging         1,240,807          1,240,807
                                                            from 7% to 10%
Cash and Cash Equivalents                                 1,333,889 units              1,333,889          1,333,889
                                                                                     ------------------------------
                                                                                     $77,857,065        $79,118,399
                                                                                     ==============================

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                  Line 27d-Schedule of Reportable Transactions

    For the Period from October 18, 1996 (inception) through December 31, 1996




                                                                                                CURRENT VALUE
  IDENTITY OF PARTY      DESCRIPTION OF          PURCHASE         SELLING      COST OF           OF ASSET ON       NET GAIN
      INVOLVED               ASSETS               PRICE            PRICE        ASSETS         TRANSACTION DATE     (LOSS)
----------------------------------------------------------------------------------------------------------------------------

Category (i) - Individual transactions in excess of 5 percent of plan assets:

   State Street Bank    Yield-Enhanced
   and Trust Company     Short-Term
                         Investment Fund,
                         25,411,891 units      $ 25,441,891        $    -     $ 25,441,891      $   25,441,891     $   -

                        S&P 500 Flagship
                         Fund, 154,637 units
                                                 17,510,517             -       17,510,517          17,510,517         -


Current value of Plan assets is based on the end of year balance of net assets available for benefits.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

            Line 27d-Schedule of Reportable Transactions (continued)

    For the Period from October 18, 1996 (inception) through December 31, 1996



                                                                                                CURRENT VALUE
  IDENTITY OF PARTY      DESCRIPTION OF          PURCHASE         SELLING      COST OF           OF ASSET ON       NET GAIN
      INVOLVED               ASSETS               PRICE            PRICE        ASSETS         TRANSACTION DATE     (LOSS)
----------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5 percent of plan assets:

   State Street Bank    Yield-Enhanced
   and Trust Company     Short-Term
                         Investment Fund       $26,688,821         $   -      $ 26,688,821      $   26,688,821     $   -

                        S&P 500 Flagship Fund
                                                17,845,293             -        17,845,293          17,845,293         -



Current value of Plan assets is based on the end of year balance of net assets available for benefits.

There were no category (ii) or (iv) reportable transactions during the period ended December 31, 1996.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    MARTIN MARIETTA MATERIALS, INC.
                                    SAVINGS and INVESTMENT PLAN for
                                    HOURLY EMPLOYEES


                                    By:  Martin Marietta Materials, Inc.
                                         Plan Administrator


                                    By:  Benefit Plan Committee


                                         By:  /s/ Janice K. Henry
                                              ----------------------------
                                              Janice K. Henry


Date:  June 27, 1997

                                  EXHIBIT INDEX


              Exhibit No.             Document
              -----------             --------
                  23                  Consent of Ernst & Young LLP